

October 15, 2010

James A. Rasulo
Senior Executive VP and Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

> **Re: The Walt Disney Company**
> **Form 10-K for Fiscal Year Ended October 3, 2009**
> **Filed on December 2, 2009**
> **File No. 001-11605**
>
> **Form 10-Q for Fiscal Quarter Ended January 2, 2010**
> **Filed on February 9, 2010**
> **File No. 001-11605**
>
> **Form 10-Q for Fiscal Quarter Ended July 3, 2010**
> **Filed on August 10, 2010**
> **File No. 001-11605**

Dear Mr. Rasulo:

We have reviewed your response letter dated August 11, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 3, 2009
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segment Results, page 31

1. We note your response to our prior comment one. In two conversations with you at your request, we discussed with you at length specific examples of your MD&A disclosure that should be improved to provide investors with meaningful information regarding your results of operations. In your response to our prior comment, you state that you are committed to

providing investors with information that enhances their understanding of your results of operations. However, it appears that your response and disclosure in subsequent interim filings did not address any of the examples we discussed with you at length. We continue to believe that your disclosure should be revised and expanded to provide investors with an appropriate level of detail to assess and understand your results of operations and to sufficiently highlight all material factors that caused changes in segment results. The following reiterates examples of your disclosure we believe should be improved:

(1) Individual factors that caused changes in accounts that were not quantified to enable investors to have a perspective of the contribution of each to the overall change.

   a. Media Networks
     (i) page 33
      a) Broadcasting revenues decreased primarily due to lower advertising sales partially offset by higher sales of ABC Studios productions.
      b) Increase in Cable Networks costs and expenses was driven by higher rights cost and increased programming costs.
      c) Increase in Broadcasting costs and expenses was driven by higher programming costs, production cost, and a bad debt charge.

  (B) Parks and Resorts
     (i) page 34
      a) Decreased revenues at international operations resulted from a decrease at Disneyland Paris and a decrease in guest spending.
      b) Decreased revenues at domestic operations reflected a decrease in guest spending and lower gains on securitized sales of ownership interests at Disney Vacation Club.
      c) Decrease in costs and expenses at domestic and international, and of the factors that caused the change in cost and expenses at these components.

  (C) Studio Entertainment
     (i) page 34
      a) Decrease in revenues at worldwide home entertainment was primarily due to lower unit sales and net effective pricing.
     (ii) page 35
      a) Lower revenues at music distribution reflected the strong performance of Hannah Montana concert tour and Miley Cyrus and Jonas Brothers CD titles in the prior year.
      b) Decrease in costs at worldwide home entertainment was primarily due to lower distribution costs and production cost amortization.
      c) Increase in costs at worldwide theatrical distribution reflected higher marketing costs and higher film cost write downs.

  (D) Consumer Products
     (i) page 35
      a) Increase in revenues at your retail business was primarily due to the acquisition of the Disney Stores North America partially offset by the unfavorable impact of foreign currency translation at the Disney Stores Europe.

        b) Increase in costs and expenses at your retail business was primarily due to the acquisition of the Disney Stores North America partially offset by the unfavorable impact of foreign currency translation at the Disney Stores Europe.

(E) Interactive Media
    (i) page 36
        a) Decrease in revenues at Disney Interactive Studios was driven by lower sales of self published video games and decreased licensing revenues.
        b) Increase in costs and expenses at Disney Interactive Studios was due to higher unit costs of sales and distribution costs.

(2) Comparative quantification of components of revenues and expenses in tables (along with dollar and percentage changes), rather than in narrative form, that is more transparent and user-friendly.

(A) Media Networks
    (i) page 33
        a) Total costs and expenses, cable networks costs and expenses, broadcasting costs and expenses and the dollar and percentage change within each.

b. Parks and Resorts
    (i) page 33
        a) Total revenues, domestic revenues and international revenues and the dollar and percentage change within each.
    (ii) page 34
        a) Total costs and expenses, domestic costs and expenses and international costs and expenses and the dollar and percentage change within each.
        b) Total operating income, domestic operating income/loss and international operating income/loss and the dollar and percentage change within each.

c. Studio Entertainment
    (i) page 34
        a) Total revenues, worldwide home entertainment revenues, music distribution revenues, worldwide theatrical distribution revenues and worldwide television distribution revenues and the dollar and percentage change within each.
    (ii) page 35
        a) Total costs and expenses, worldwide home entertainment costs and expenses, music distribution costs and expenses, worldwide theatrical distribution costs and expenses and worldwide television distribution costs and expenses and the dollar and percentage change within each.
        b) Total operating income, worldwide home entertainment operating income/loss, music distribution operating income/loss, worldwide theatrical distribution operating income/loss and worldwide television distribution operating income/loss and the dollar and percentage change within each.

d. Consumer Products
    (i) page 35
        a) Total revenues, Retail business revenues, Merchandise Licensing revenues and Publishing revenues and the dollar and percentage change within each.

        b) Total costs and expenses, Retail business costs and expenses, Merchandise Licensing. costs and expenses and Publishing costs and expenses and the dollar and percentage change within each.

        c) Total operating income, Retail business operating income, Merchandise Licensing operating income and Publishing operating income and the dollar and percentage change within each.

    e. Interactive Media

      (i) page 36

        a) Total revenues, Disney Interactive Studios revenues, Mobile Phone Service business revenues and Disney Online revenues and the dollar and percentage change within each.

        b) Total costs and expenses, Disney Interactive Studios costs and expenses, Mobile Phone Service business costs and expenses and Disney Online costs and expenses and the dollar and percentage change within each.

        c) Total operating loss, Disney Interactive Studios operating loss/income, Mobile Phone Service business operating loss/income and Disney Online operating loss/income and the dollar and percentage change within each.

(3) Known trend impacting results of operations not analyzed or quantified.

  (A) Media Networks

    (i) page 33

      a) Cost of sports programming contracts that increased significantly in recent years.

(4) Dollar amount that a component changed without providing the beginning or ending amount of the component or the percentage amount the change represents to enable investors to understand the relative magnitude of the component.

  (A) Parks and Resorts

    (i) page 33

      a) Parks and resorts revenue decreased due to decreases of $531 million at your domestic operations and $306 million at your international operations.

  (B) Studio Entertainment

    (i) page 34

      a) Revenues decreased due to decreases of $978 million in worldwide home entertainment, $129 million in music distribution and $106 million in worldwide television distribution.

  (C) Consumer Products

    (i) page 35

      a) Revenues were flat at $2.4 billion as an increase of $131 million for retail business was offset by decreases of $86 million at Merchandise Licensing and $44 million at Publishing.

  (D) Interactive Media

    (i) page 36

      a) Revenues decreased primarily due to a decrease of $58 million at Disney Interactive Studios, partially offset by increases of $39 million at mobile phone service business and $11 million at Disney Online.

(5) Price and/or volume changes affecting revenue without quantifying the effect of either.
    (A) Parks and Resorts
        (i) page 34
           a) Revenue decreased at both domestic and international operations partially due to a decrease in guest spending caused by lower average ticket prices (pricing), lower average daily hotel room rates (pricing) and decreased merchandise spending (volume).
    (B) Studio Entertainment
        (i) page 34
           a) Decrease in revenues at worldwide home entertainment was primarily due to lower unit sales (volume) and net effective pricing (pricing).
(6) Inconsistent disclosures of subcomponents within a segment.
    (A) Parks and Resorts
        (i) page 34
           a) Operating metrics for attendance, per capita guest spending, hotel occupancy, available hotel room nights, per hotel room guest spending are provided for domestic operations but not for international.
(7) Clarification of disclosures.
    (A) Parks and Resorts
        (i) page 34
           a) Meaning of " gains on securitized sales of ownership interests at Disney Vacation Club."
    (B) Studio Entertainment
        (i) page 34
           a) Meaning of "net effective pricing."
(8) Lack of meaningful discussion of the drivers underlying variances.
    (A) Consumer Products
        (i) page 35
           a) Decrease in costs and expenses at Publishing reflected lower costs of sales and other operating cost without discussion about the material components underlying the decrease, quantified as appropriate.

Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure that addresses each of the categories of issues indentified above. If you continue to believe that any identified point does not provide meaningful disclosure for investors, please explain to us in clear detail the basis for your belief in regards to that specific point.

Form 10-Q For Fiscal Quarter Ended January 2, 2010
Item1. Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 3. Acquisitions, page 9

2. We note your response to our prior comment 3. Pursuant to ASC paragraph 820-10-35- 41 a quoted price in an active market provides the most reliable evidence of fair value and shall be

used to measure fair value whenever available. Please explain to us why you believe the price of shares of UTV traded on Indian stock exchanges is not representative of its fair value. Additionally, tell us (i) the fair value of UTV using the income approach, (ii) the fair value based on shares as traded on the Indian stock exchanges (iii) the carrying value of your investment, each as of the same most recent date available and (iv) how long has the carrying exceeded the current trading value.

Form 10-Q for Fiscal Quarter Ended July 3, 2010
Notes to Condensed Consolidated Financial Statements
Note 11. Commitments and Contingencies
Legal Matters, page 15

3. You disclose in the Celador International case a verdict on July 7, 2010 against subsidiaries of the company that awarded the plaintiff $269.4 million. Please tell us if you accrued the amount of the award.

Management's Discussion and Analysis
Financial Condition
Operating Activities, page 37

4. We note that cash provided by operations increased by 22% in the current year period compared to the corresponding prior year period without substantive analysis of the increase. Please tell us and disclose in terms of cash the significant factors, quantified as appropriate, underlying this increase. Please note that reference to results, prepared on the accrual basis of accounting, does not provide a sufficient basis for a reader to fully understand and analyze cash flows of operations in terms of cash without discussion of the significant reasons and related underlying drivers in terms of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones 202-551-3309 for questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief